

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2022

Benjamin Tran
Chief Executive Officer
Bitech Technologies Corporation
600 Anton Boulevard, Suite 1100
Costa Mesa, CA 92626

> **Re: Bitech Technologies Corporation**
> **Registration Statement on Form S-1**
> **Filed August 15, 2022**
> **File No. 333-266887**

Dear Mr. Tran:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Prospectus Summary
Disposition of Quad Video Assets, page 5

1.   Please revise to disclose the price(s) paid by Peter Dalrymple for (i) the assets of Quad Video and (ii) the SPIN accounts receivable referenced on page 6.

Financial Statements, page F-1

2.   In connection with the recapitalization and reverse acquisition on March 31, 2022, between Spinal Injury Solutions, Inc. and Bitech Mining Corporation, please help us understand why an Item 4.01 8-K was not filed with the information required by Item 304 of Regulation S-K, including a letter from the former accountants. In a reverse merger transaction, a change in accountants occurs unless one accountant audited the financial

statements of both parties to the merger. The accountant who is no longer associated with the continuing entity is considered the predecessor accountant. Since you accepted the resignation of Ham, Langston & Brezina, LLP on April 29, 2022, it would appear BF Borgers CPA PC would be the former accountants after the March 31, 2022, merger transaction.

3.   Pursuant to Item 11(i) of Part I for Form S-1, please provide the information required by Item 304 of Regulation S-K in the Form S-1. We remind you that this should address all changes in accountants that have taken place during the two most recent fiscal years or any subsequent interim period.

Note 6. Restatement of Previously Issued/Reported Financial Statements, page F-20

4.   We note that the financial statements for the three months ended March 31, 2022 have been restated as management determined that the Company erroneously did not reflect the accounting perspective of Bitech Mining on March 31, 2022. Please file an Item 4.02 Form 8-K related to the non-reliance on previously issued financial statements and amend your Form 10-Q for the period ended March 31, 2022. Alternatively, advise as to why you determined this was not necessary.

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm, page EX-23

5.   BF Borgers CPA PC indicate that they did not do any work after the period ended December 31, 2021 and did not review the quarterly financial information as another firm performed that work. Please confirm that BF Borgers CPA PC performed the procedures required by PCAOB AS 4101. In this regard, it is unclear how BF Borgers CPA PC would be able to provide a currently dated consent without performing these procedures. Please advise and provide a revised consent to remove or clarify this wording.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Craig D. Linder, Esq.